Michael Kaplan +1 212 450 4111 Michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

August 6, 2021

Re:	Bausch + Lomb Corporation Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 9, 2021 CIK No. 0001860742 CONFIDENTIAL

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Messrs. Gessert and Buchmiller:

On behalf of our client, Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001860742, the “Draft Registration Statement”) contained in the Staff’s letter dated July 19, 2021 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in the Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Legal Proceedings, page 147

1.

We note your response to prior comment 6 with respect to the Drynan Class Action. However, we believe the amount of relief sought would be material to investors and would otherwise be required disclosure if the claim for damages exceeds 10 percent [of] your current assets on a consolidated basis. See Item 103 of Regulation S-K and Instruction 2. Please disclose the aggregate value of the damages and other relief sought in that action. If known, provide similar disclosure with respect to the New Mexico Attorney General

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	2	August 6, 2021

Consumer Protection Action. You may provide balancing disclosure explaining why you believe the amounts claimed are excessive, unreasonable or otherwise unlikely to approach a final judgement or settlement. Further, please revise your statement on page 147 that “[you] have no reason to believe that the ultimate resolution of any known legal proceeding will have a material adverse effect on [your] financial position” to reflect that, even if you believe it is unlikely, the resolution of one or more of your known legal proceedings against you could have a material effect on your financial position or advise.

Response:

We respectfully advise the Staff that a claim amount has not been specified in the New Mexico Attorney General Consumer Protection Action. With respect to the Drynan class action, upon further review of the Company’s maximum possible exposure and consultation with the Company’s counsel in that matter in response to the Staff’s comment, the Company has concluded that the matter is not material. The Company will remove all disclosure about the matter from the draft registration statement in the next submission, as Item 103 of Regulation S-K only requires disclosure of material legal proceedings.

The Company has concluded, based on the advice of outside counsel, that damages in the Drynan matter are unlikely to exceed $25 million, and the Company believes that its ultimate exposure, if any, is likely to be substantially lower.

Given that the Company’s 2020 revenue and net operating cash flow amounted to over $3.4 billion and $522 million, respectively, and its current assets amounted to approximately $1.7 billion at December 31, 2021, the Company believes that the Drynan class action is not material.

We acknowledge the Staff’s comment regarding the statement on page 147 of the Draft Registration Statement, and will amend the disclosure under the caption “Legal Proceedings” in the next submission as follows:

“We are involved in legal proceedings from time to time in the ordinary course of our business. While we believe, based on information currently available, that our established reserves are sufficient to cover our probable litigation exposure, there can be no assurance that the outcome of any such legal proceeding will be favorable and the resolution of one or more of these legal proceedings against us could have a material adverse effect on our business, financial condition, results of operations and liquidity. See Note 18 “LEGAL PROCEEDINGS” to our audited combined financial statements included elsewhere in this prospectus for further information.”

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	3	August 6, 2021

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com or Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail

Joseph C. Papa, Chief Executive Officer of the Company

Sam Eldessouky, Chief Financial Officer of the Company

Christina Ackermann, General Counsel of Bausch Health Companies Inc.

Mark Bode, PricewaterhouseCoopers LLP

Marcel Fausten, Davis Polk & Wardwell LLP